

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 16, 2023

Sze Ho Chan
Chief Executive Officer
Garden Stage Limited
Room 201, 2/F, China Insurance Group Building
141 Des Voeux Road Central
Central, Hong Kong

Re: Garden Stage Limited
Amendment No. 2 to Registration Statement on Form F-1
Filed October 5, 2023
File No. 333-273053

Dear Sze Ho Chan:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 2 to Registration Statement on Form F-1

Cover page

1. Please disclose here how any regulatory actions related to data security or anti-monopoly concerns in Hong Kong have or may impact your ability to conduct your business, accept foreign investments, or list on a U.S. or foreign exchange.

Taxation
Hong Kong Taxation, page 159

2. Please revise to provide:
   - disclosure about the impact on you of China’s Enterprise Income Tax Law (“EIT Law”) which imposes a withholding income tax of 10% on dividends distributed by a Foreign Invested Enterprises (“FIE”) to its immediate holding company outside of Mainland China and a lower withholding income tax rate of 5% applied if the FIE’s

immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with Mainland China, subject to a qualification review at the time of the distribution; and

- disclosure about the impact on you of the arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to taxes on Income which took effect in the PRC on January 1, 2007.

Please contact Lory Empie at 202-551-3714 or Robert Klein at 202-551-3847 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at 202-551-8819 or Tonya Aldave at 202-551-3601 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Yarona L. Yieh, Esq.